Exhibit 99.1

Gerdau Ameristeel Announces Third Quarter 2006 Results

TAMPA, FL, November 7, 2006 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $96.0 million, or $0.31 per share fully diluted, on net sales of $1.2 billion for the three months ended September 30, 2006, compared to net income of $62.2 million, or $0.20 per share fully diluted, on net sales of $999.3 million for the three months ended September 30, 2005. For the nine months ended September 30, 2006, Gerdau Ameristeel reported net income of $309.3 million, or $1.01 per share fully diluted, on net sales of $3.4 billion, compared to a net income of $215.1 million, or $0.70 per share fully diluted, on net sales of $3.0 billion for the nine months ended September 30, 2005. EBITDA for the three months ended September 30, 2006 was $218.4 million and $609.1 million for the nine months ended September 30, 2006, compared to EBITDA for the three months ended September 30, 2005 of $152.9 million and $463.6 million for the nine months ended September 30, 2005.

During the three months ended September 30, 2006, the Company ceased operations of the melt shop at its Perth Amboy, New Jersey wire rod mill. The closure of the melt shop operations resulted in a charge of $41.8 million to the three months ended September 30, 2006 earnings. Most of this charge, approximately $32.4 million, is a non-cash charge to accelerate the depreciation of buildings and equipment to write-off the melts shop assets of the mill. Additionally, the Company recorded $9.4 million of estimated costs related to the termination of certain take or pay contracts, the write-off of certain equipment spares maintained in inventory, severance costs for the affected employees, the estimated costs related to disposing of dust from the baghouse. On an after tax basis, these items represent a $29 million ($0.10 per share) reduction in net income for the quarter.

Included in selling and administrative expense for the three months ended September 30, 2006 and for the nine months ended September 30, 2006 is non-cash pretax expense reversal of $0.6 million and a non-cash pretax expense of $30.6 million, respectively, to mark to market outstanding stock appreciation rights and for expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $9.7 million and a non-cash pretax expense reversal of $0.8 million, respectively for the three months and nine months ended September 30, 2005. Included in other operating expense for the nine month period ended September 30, 2006, the Company realized gains related to the sale of certain non-core land and buildings of $8.9 million and an expense of $7.7 million to increase the provision for environmental remediation and outstanding environmental claims.

In July 2006, the outstanding Sheffield Senior Secured Notes were redeemed for approximately $88.5 million. In September 2006, the Company redeemed its Cdn $125 million convertible debentures for cash at par plus accrued interest. The Company recorded an interest charge of $5.6 million to write off the remaining unamortized fair market value adjustment of these convertible debentures. At September 30, 2006, the Company had cash and short-term investments of approximately $290 million.

On November 6, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable December 7, 2006 to shareholders of record at the close of business on November 22, 2006.

The following table summarizes Gerdau Ameristeel’s results for the three months ended September 30, 2006 compared to the results for the three months ended September 30, 2005. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

	For the Three Months Ended
	September 30, 2006	September 30, 2005
Income Statement ($000’s except EPS)
Net sales	$1,160,050	$999,286
Operating income	124,442	98,411
Net income	95,985	62,208
EBITDA	218,420	152,928
EPS - Basic	$0.31	$0.20
EPS - Diluted	$0.31	$0.20
Average shares outstanding (000’s)	305,214	304,330

	September 30, 2006	December 31, 2005
Balance Sheet ($000’s except share price)
Working capital	$1,091,635	$1,115,579
Total debt	433,666	530,345
Book value	1,827,632	1,584,019
Market capitalization	2,787,030	1,717,219
Share price (note 1)	$9.13	$5.64

Notes: (1) Share price is the closing price on the New York Stock Exchange on September 30, 2006, and December 31, 2005, respectively.

Excluding joint ventures, the Company shipped 1.7 million tons of finished steel in the three months ended September 30, 2006, a decrease of 1.0% over the three months ended September 30, 2005. Average mill prices increased $90 per ton, or 17.9%, compared to the three months ended September 30, 2005. Scrap raw material costs increased $42 per ton, or 26.2%, compared to the three months ended September 30, 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $48 per ton, or 13.9%, compared to the three months ended September 30, 2005. Mill manufacturing costs were $249 per ton for the three months ended September 30, 2006 compared to $240 per ton for the three months ended September 30, 2005, primarily as a result of increased yield costs resulting from higher scrap costs. Fabricated steel prices increased $80 per ton compared to the three months ended September 30, 2005.

The following table summarizes Gerdau Ameristeel’s results for the nine months ended September 30, 2006 compared to the results for the nine months ended September 30, 2005. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

	For the Nine Months Ended
	September 30, 2006	September 30, 2005
Income Statement ($000’s except EPS)
Net sales	$3,425,070	$2,962,900
Operating income	402,668	295,758
Net income	309,276	215,105
EBITDA	609,063	463,622
EPS - Basic	$1.01	$0.71
EPS - Diluted	$1.01	$0.70
Average shares outstanding (000’s)	304,883	304,226

Excluding joint ventures, the Company shipped 5.1 million tons of finished steel in the nine months ended September 30, 2006, an increase of 4.8% over the nine months ended September 30, 30 2005. Average mill prices increased $53 per ton, or 10.3%, compared to the nine months ended September 30, 2005. Scrap raw material costs increased $21 per ton, or 12.0%, compared to the nine months ended September 30, 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $32 per ton, or 9.4%, compared to the nine months ended September 30, 2005. Mill manufacturing costs were $244 per ton for the nine months ended September 30, 2006 compared to $236 per ton for the nine months ended September 30, 2005, in line with general inflationary increases. Fabricated steel prices increased $50 per ton compared to the nine months ended September 30, 2005.

Joint Venture Results (50% Share Owned by Gerdau Ameristeel)

The following table summarizes the results of the Company’s 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Tons Shipped	205,078	193,995	615,210	561,521

Operating Income ($ 000)	39,933	13,059	103,282	67,966
Net Income ($ 000)	39,641	13,064	103,018	68,147
EBITDA ($ 000)	40,647	15,339	108,800	75,087

	$/Ton	$/Ton	$/Ton	$/Ton

Average Selling Price	641.48	458.66	598.55	551.64
Scrap Charged	256.59	215.90	243.28	245.03

Metal Spread	384.89	242.76	355.27	306.61

Operating Income	194.72	67.32	167.88	121.04
EBITDA	198.20	79.07	176.85	133.72

For the three months ended September 30, 2006, Gerdau Ameristeel’s income from operations was $124.4 million and earnings from joint ventures were $39.9 million. Based on 1.9 million tons of finished steel shipped, the composite operating income was $88 per ton for the three months ended September 30, 2006. For the three months ended September 30, 2005, Gerdau Ameristeel’s income from operations was $98.4 million and earnings from joint ventures were $13.1 million. Based on 1.9 million tons of finished steel shipped, the composite operating income was $59 per ton for the three months ended September 30, 2005.

For the nine months ended September 30, 2006, Gerdau Ameristeel’s income from operations was $402.7 million and earnings from joint ventures were $103.3 million. Based on 5.7 million tons of finished steel shipped, the composite operating income was $89 per ton for the nine months ended September 30, 2006. For the nine months ended September 30, 2005, Gerdau Ameristeel’s income from operations was $295.8 million and earnings from joint ventures were $68.0 million. Based on 5.4 million tons of finished steel shipped, the composite operating income was $67 per ton for the nine months ended September 30, 2005.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“The third quarter was an excellent quarter with record composite long product prices, metal spreads and finished steel production from our 16 long product mills. We are seeing some seasonal shipment slowness across product lines as winter approaches, and inventory levels are on the high side throughout the system. We remain hopeful that better matching of domestic production to demand, and some abatement from the recent spike in steel imports, will normalize inventory levels and create a favorable industry environment for 2007.

On November 1, we closed on our acquisition of a controlling interest in Pacific Coast Steel (PCS), consisting of four rebar fabrication facilities in California. PCS expands our fabricating footprint to the West Coast and we are excited about the expected profitability and additional growth potential of that business.

During the fourth quarter, we will continue to focus on ensuring that our mill operations are cost competitive on a global basis, including the integration of the Sheffield operations into the Gerdau Ameristeel business systems, resolving the labor contract issues and the closing of the Perth Amboy melt shop.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its third quarter conference call on Tuesday, November 7, 2006, at 2:30 pm EST. The call will be hosted by Mario Longhi, president and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 50 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America. The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended
	September 30, 2006	September 30, 2005
($000s)
Net income	$95,985	$62,208
Income tax expense	53,898	36,217
Interest and other expense on debt	16,147	11,321
Depreciation and amortization	61,608	25,821
Earnings from joint ventures	(39,641)	(13,064)
Cash distribution from joint ventures	30,423	30,425
EBITDA	$218,420	$152,928

	For the Nine Months Ended
	September 30, 2006	September 30, 2005
($000s)
Net income	$309,276	$215,105
Income tax expense	158,462	109,339
Interest and other expense on debt	36,580	38,690
Depreciation and amortization	116,187	77,807
Earnings from joint ventures	(103,018)	(68,147)
Cash distribution from joint ventures	91,576	90,828
EBITDA	$609,063	$463,622

For more information please contact:

Mario Longhi	Tom J. Landa
President and Chief Executive Officer	Vice President and Chief Financial Officer
Gerdau Ameristeel	Gerdau Ameristeel
(813) 207-2225	(813) 207-2300
mlonghi@gerdauameristeel.com	tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

	For the Three Months Ended
	September 30, 2006		September 30, 2005

Production	Tons		Tons
Melt Shops	1,751,565		1,458,133
Rolling Mills	1,716,506		1,439,824

Finished Steel Shipments	Tons	%	Tons	%
Rebar	402,310	24	425,644	25
Merchant / Special Sections	765,120	46	816,522	49
Rod	208,885	12	159,805	10
Fabricated Steel	293,599	18	278,290	16
Total Shipments	1,669,914	100	1,680,261	100

Selling Prices	$/Ton		$/Ton
Mill external shipments	592.48		502.66
Fabricated steel shipments	762.28		681.66

Scrap Charged	202.89		160.72

Metal Spread (selling price less scrap)
Mill external shipments	389.59		341.94
Fabricated steel shipments	559.39		520.94

Mill manufacturing cost	249.19		240.49

Operating Income	74.52		58.57

EBITDA	130.80		91.01

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATION IN THIS TABLE EXCLUDES JOINT VENTURES

	For the Nine Months Ended
	September 30, 2006		September 30, 2005

Production	Tons		Tons
Melt Shops	5,153,852		4,641,447
Rolling Mills	4,917,344		4,529,691

Finished Steel Shipments	Tons	%	Tons	%
Rebar	1,173,710	23	1,144,080	24
Merchant / Special Sections	2,438,399	48	2,330,405	48
Rod	587,064	12	550,855	11
Fabricated Steel	870,593	17	810,019	17
Total Shipments	5,069,766	100	4,835,359	100

Selling Prices	$/Ton		$/Ton
Mill external shipments	571.10		517.90
Fabricated steel shipments	749.99		699.84

Scrap Charged	197.02		175.96

Metal Spread (selling price less scrap)
Mill external shipments	374.08		341.94
Fabricated steel shipments	552.97		523.88

Mill manufacturing cost	244.14		236.43

Operating Income	79.43		61.17

EBITDA	120.14		95.88

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)

	September 30,	December 31,
	2006	2005
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$117,254	$414,259
Restricted cash	492	473
Short term investments	172,650	-
Accounts receivable, net	478,916	344,758
Inventories	801,221	745,165
Deferred tax assets	29,531	23,212
Other current assets	24,656	23,236
Total Current Assets	1,624,720	1,551,103

Investments	165,249	153,439
Property, Plant and Equipment	1,094,637	955,601
Goodwill	187,516	122,716
Deferred Financing Costs	12,761	14,451
Deferred Tax Assets	15,783	23,424
Other Assets	11,787	8,717

TOTAL ASSETS	$3,112,453	$2,829,451

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$343,959	$289,091
Accrued salaries, wages and employee benefits	85,744	66,744
Accrued interest	9,657	21,003
Income taxes payable	24,382	13,140
Accrued sales, use and property taxes	10,943	4,598
Current portion of long-term environmental reserve	10,474	3,325
Rebates payable	15,250	16,407
Accrued mill closure costs	6,750	-
Other current liabilities	24,742	19,729
Current portion of long-term borrowings	692	1,014
Total Current Liabilities	532,593	435,051

Long-term Borrowings, Less Current Portion	432,974	432,737
Convertible Debentures	-	96,594
Accrued Benefit Obligations	207,013	147,167
Long-term environmental reserve, Less Current Portion	13,083	13,083
Other Liabilities	41,552	52,163
Deferred Tax Liabilities	57,606	68,637
TOTAL LIABILITIES	1,284,821	1,245,432
Shareholders' Equity
Capital stock	1,015,449	1,010,341
Retained earnings	764,405	540,415
Accumulated other comprehensive income	47,778	33,263

TOTAL SHAREHOLDERS' EQUITY	1,827,632	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,112,453	$2,829,451

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF EARNINGS ($ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

NET SALES	$1,160,050	$999,286	$3,425,070	$2,962,900

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	925,933	825,700	2,763,776	2,488,675
Selling and administrative	39,820	41,591	136,679	92,775
Depreciation	60,853	25,175	113,928	75,868
Other operating expense	9,002	8,409	8,019	9,824
	1,035,608	900,875	3,022,402	2,667,142

INCOME FROM OPERATIONS	124,442	98,411	402,668	295,758

EARNINGS FROM JOINT VENTURES	39,641	13,064	103,018	68,147

INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	164,083	111,475	505,686	363,905

OTHER EXPENSES
Interest, net	16,147	11,321	36,580	38,690
Foreign exchange (gain) loss	(2,702)	1,083	(891)	(1,168)
Amortization of intangible assets	755	646	2,259	1,939
	14,200	13,050	37,948	39,461

INCOME BEFORE INCOME TAXES	149,883	98,425	467,738	324,444

INCOME TAX EXPENSE	53,898	36,217	158,462	109,339
NET INCOME	$95,985	$62,208	$309,276	$215,105
EARNINGS PER COMMON SHARE - BASIC	$0.31	$0.20	$1.01	$0.71
EARNINGS PER COMMON SHARE - DILUTED	$0.31	$0.20	$1.01	$0.70

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net income	$95,985	$62,208	$309,276	$215,105
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	60,853	25,175	113,928	75,868
Amortization	755	646	2,259	1,939
Write off unamortized fair market value adjustment	5,604	-	5,604	-
Deferred income taxes	5,151	4,842	12,763	4,097
Loss (gain) on disposition of property, plant and equipment	-	2,100	(8,914)	2,100
Income from joint ventures	(39,641)	(13,064)	(103,018)	(68,147)
Distribution from joint ventures	30,423	30,425	91,576	90,828
Melt shop closure expenses	9,400	-	9,400	-

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	54,630	(50,375)	(75,916)	(80,594)
Inventories	(37,033)	86,455	13,410	149,074
Other assets	1,542	(16,270)	1,137	(6,799)
Liabilities	(70,391)	29,698	20,868	15,663
NET CASH PROVIDED BY OPERATING ACTIVITIES	117,278	161,840	392,373	399,134

INVESTING ACTIVITIES
Additions to property, plant and equipment	(66,361)	(36,834)	(154,314)	(101,734)
Proceeds received from sale of property, plant and equipment	-	-	14,110	-
Acquisitions	4,399	-	(110,438)	(49,654)
Opening cash from acquisitions	-	-	22,371	-
Purchases of short-term investments	(319,135)	(25,815)	(1,209,680)	(78,815)
Sales of short-term investments	387,000	2,700	1,037,030	2,700
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	5,903	(59,949)	(400,921)	(227,503)

FINANCING ACTIVITIES
Payments on term loans	(1,058)	(145)	(5,057)	(3,967)
Retirement of Sheffield Steel bonds	(88,493)	-	(88,493)	-
Retirement of convertible debentures	(111,990)	-	(111,990)	-
Additions to deferred financing costs	-	-	(404)	-
Cash dividends	(6,099)	(6,086)	(85,286)	(60,846)
Proceeds from issuance of employee stock purchases	511	179	2,489	1,326
Change in restricted cash	(5)	-	(19)	-
NET CASH USED IN FINANCING ACTIVITIES	(207,134)	(6,052)	(288,760)	(63,487)
Effect of exchange rate changes on cash and cash equivalents	(2)	1,332	303	2,024

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(83,955)	97,171	(297,005)	110,168

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	201,209	101,129	414,259	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$117,254	$198,300	$117,254	$198,300